EXHIBIT 12.1

School Specialty, Inc.

Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

	Nine Months Ended January 28, 2006	Fiscal Year (1)
		2005	2004	2003	2002	2001
Earnings
Income before income taxes	$53,073	$70,324	$66,712	$66,037	$36,300	$21,006
Plus:
Fixed charges	15,961	16,301	21,100	20,840	20,052	18,941
Amortization of capitalized interest	36	48	48	48	28	—
Less interest capitalized during period	—	—	—	—	240	—

	$69,070	$86,673	$87,860	$86,925	$56,140	$39,947

Fixed Charges
Interest (expensed or capitalized)	$12,303	$11,623	$16,564	$16,042	$15,964	$16,393
Estimated portion of rent expense representative of interest	2,648	3,291	2,797	2,675	2,519	1,958
Amortization of deferred financing fees	1,010	1,387	1,739	2,123	1,569	590

	$15,961	$16,301	$21,100	$20,840	$20,052	$18,941

Ratio of earnings to fixed charges	4.3	5.3	4.2	4.2	2.8	2.1

(1)	All fiscal years presented were 52 weeks, except for fiscal 2005, which had 53 weeks.